Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

Entourage Mining Ltd. Completes Private Placement

Vancouver, B.C., April 13, 2012 – ENTOURAGE MINING LTD. (“Entourage” or the “Company”) is pleased to announce that the Company has closed a private placement of 3,074,120 units (the “Units”) at a price of CDN$0.05 per Unit for gross proceeds of CDN$153,706 (the “Offering”). Each Unit consists of one common share of the Company (a “Share”) and one-half share purchase warrant (a “Warrant”) exercisable on or before April 13, 2013 at a price of CDN$0.10 per Share and on or before April 13, 2014 at a price of $0.15.

All Shares issued under the Offering and any Shares issuable on the exercise of the Warrants have a hold period expiring August 13, 2012 under applicable Canadian securities laws. The proceeds from the Offering will be used for general working capital purposes.

Furthermore, the Company has agreed to purchase the previously optioned 10% interest in its Pires Gold Project for $10,000 cash and the issuance of 300,000 shares at a deemed value of $15,000. Concurrent with this transaction, the Company has agreed to sell its Pires interest for $100,000 payable in two tranches, the first on signing and the second no later than June 30, 2012. The Company has ceased all exploration activities in Brazil.

Entourage Mining Ltd. is a junior mining exploration Company based in Vancouver, British Columbia.

On behalf of the Board

“Gregory Kennedy”

Gregory Kennedy
President

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission as well as the Company's filings on the SEDAR continuous disclosure system in Canada.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368